INVEST IN **FLOQSTA**

# A new way to meet and travel: Connecting like-minded people for travel adventures with AI


Meet online
Travel offline
Floqsta
Zion
Hiking in Acadia
Sun

floqsta.com Boston, MA

## Featured Investors

**Hugh W Jones** | Bart Bybee | Andrew J. Powell

**Hugh W Jones**

Syndicate Lead

Follow

I invested in Floqsta as they are approaching travel in a unique way – leveraging social and AI technologies to create engagement, travel inspiration and ultimately travelling companions. Given my background leading Travelocity, I am familiar with the equation of customer value, acquisition, and retention. Creating inspiration at an early stage in travel planning should lower customer acquisition cost and expand opportunities to monetize through advertising, commissions, and premium features. I have known Dasha for 15 years and have worked with several team members. She is a smart, experienced business leader who possesses the drive to overcome the challenges inherent in an early-stage company. She has assembled a high-quality team with backgrounds in travel, technology and social media.

Invested $25,000 this round

## Highlights

1. Unique value: connecting like-minded travel companions with AI-enabled social matching algorithms
2. Market demand: 200M young people prioritize travel and >70% report feeling lonely

3. Social travel is a megatrend with 50% of Gen Z & young millennials seeking friends for travel

4. Users love the App, call it a "revolutionary for solo travelers" and "best social travel app"

5. $1 trillion leisure travel market for Gen Z and young millennials, addressable market $30billion

6. Projected 20M users and $1 billion annual revenue from travel commissions and advertising by 2030

7. Floqsta claims white space at the intersection of travel and matchmaking, elevating social travel

8. Strong diverse founding team with decades of experience in travel, technology, AI, and social media

## Our Team



**Dasha Kuksenko** CEO and co-founder

Visionary leader within Travel, Aviation and Travel Tech industries, with excellent execution skills and a record of delivering significant growth & international expansion. Extensive travel industry knowledge and wide processional networks.



**Michael Huynh** Co-founder and Head of Technology

Founder/CEO/CTO of digital platform providers to travel industry developing industry leading retail, merchandizing and eCommerce capabilities. Built product and engineering teams of 80+ staff from the ground up.



**Alan Walker** Chief Data Scientist, Head of AI

More than 30 years of data science & operational research experience in travel and social media, delivering innovative decision support projects for travel. Innovative technologies, structured & unstructured data, data science, AI/ML, architecture.



**Gordon Locke** Co-founder and Marketing Guru

An award-winning marketer in consumer brand & content marketing across technology, travel, financial, hospitality, and health/wellness verticals. Behavioral research and brand activation work with Gen Z and Millennial segments for travel brands.



**Laura Kiernan** Fractional CFO and Board Director

Strategic investor relations, optimizing valuation, corporate reputation through storytelling.



**Eugene Valuiskis** Head of Product

Entrepreneur, product & technology head at multiple consumer start-ups and event platforms



**Dmitrii Kuksenko** Director - Brand and Social Media

Marketing and PR experience, brand development, expertise in large scale expo events management



**Luba Kudin** Director - Business Operations

## Be a catalyst with Floqsta: Pioneering the future of travel by connecting souls, not just destinations!


Floqsta
Matching like-minded people for travel
with by Artificial Intelligence
Floqsta
Zion
Hiking Acadia
Sun


1 in 4 trips are not taken due to lack of travel companions
Over $160BN lost in travel revenues

## Young people view travel as a lifestyle but lack companions for frequent travel

Young people **prioritize** travel. Adult Gen Z and young millennials travel 28-31 days per year and spend $3,000 to 5,000 on travel annually.

**But** often young people don't have enough **friends** with similar interests to take that dream trip.

And even **more** often they don't know how to make new friends.


200M
young people prioritize travel
60%
would travel more often if they had viable travel companions
>70%
report feeling lonely and disconnected
1/3
of young people don't know how to make new friends

Social travel wave is on the rise, combating the loneliness problem

**Post-pandemic behavioral trends are creating a social travel wave that combats** liveliness crisis:

- Prioritizing **experiences** over material possessions, **travel** being the top category
- Reliance on **trustful social channels** for solutions and **inspirations** in life
- Seeking out **connections** in today's "remote" and isolated environment




200M
young people prioritize travel
and disconnected
1/3
of young people don't know how to make new friends

Social travel wave is on the rise, combating the loneliness problem

Post-pandemic behavioral trends are creating a social travel wave that combats liveliness crisis:

- Prioritizing **experiences** over material possessions, **travel** being the top category
- Reliance on **trustful social channels** for solutions and **inspirations** in life
- Seeking out **connections** in today's "remote" and isolated environment


42

## Floqsta platform connects like-minded people and enable them to travel together


Floqsta
=
Travel match making App
+
Social matching algorithms
+
Curated travel content
I want to go hiking in New England in July...
let's create this adventure together
find me travel companions
floqsta
Zion

Floqsta **uniqueness** in matching people for travel **proactively and intelligently**.

## App is fun to use, promotes collaborative planning and motivates users to travel


Swipe right
to unlock your floq
Discover
your floq
Meet
like-minded travelers
Create
your adventure
Plan
the trip
Travel
together

## Very enthusiastic feedback from users


"I'm excited to find my 'floq' and take a trip to unwind, have fun, and, most importantly, enjoy my time traveling with others again"
Tommy
Outdoor photo artist, IG influencer, @alloutdoorsouls, 33K followers
"Revolutionary for solo travelers"
"Creativity off the charts"
"Best social travel app"
"It is like dating in a floq..."
"I can't wait to take my first trip!"
"Definitely will help me with trip inspo in the coming months!"
"I'm so excited to use this for my next trip to meet more fun and likeminded travel buddies!"
"It has already helped me find my perfect vacation match"
"Floqsta makes trip planning more fun because you can do it with others. Hope to see you out there!"
Jamie
Road trips enthusiast, IG influencer, @jamieroadtrips, 85K followers

## Uniqueness of Floqsta platform is in its proprietary AI-enabled social matching algorithms


Psychology
Behavioural science
Gamification
The Historian:
I am into discovery, exploration on our past, whether seeing ancient sites...
80% compatible
NLP
Machine learning
Generative AI
Floqsta Bot

## Floqsta occupies a white space at the intersection of travel and matchmaking


Broad purpose
Travel focus
Dating apps
Proactive matching


Intelligent matching
Social networks
Floqsta
Compatible companions
Collaborating groups
Post & search
Generic forums and social groups with travel channels
Social travel apps
Travel forums and communities
Travel planning apps
No matching
Group travel and tour operators

## Digital commerce and marketplaces for global travel industry are vast and growing


"A new golden age of travel"
Brian Chesky, Airbnb CEO
Global leisure travel: $6.3TN (8% CAGR)
$120BN
$30BN
$1BN
Floqsta
TAM
Commissions & advertising for global leisure travel
SAM
Market of 200M young people that prioritise travel
SOM
20M target users on the platform

## Business model: commissions and advertising from travel eco-system


Revenue streams:
Commissions, Advertising, Subscription
Revenue Projection ($M)
2022 2023 2024 2025 2026 2027 2028
Commissions Advertising Subscriptions
20 million target users
$40 average annual revenue per active platform user (ARPU)
$1 billion annual revenue by 2030

*Note: forward-looking projections cannot be guaranteed.*

Traction


Launched in US in Nov 2022
Consumer acquisition
150+ app downloads per day
100+ new users per day
50+ new IG followers per day
Revenue partners
viator
Intrepid
GET YOUR GUIDE
ExperienceFirst
Tours4Fun

App Store ★★★★☆ First "floq" trips planned starting Q1 2024

## Our team is a great fit to the opportunity with decades of experience in travel, technology, AI and social media


Dasha Kuksenko
Co-founder and CEO
Michael Huynh
Co-founder and Head of Technology
Laura Kiernan
Fractional CFO and Board member
Gordon Locke
Co-founder and Marketing Advisor
Alan Walker
Chief Data Scientist and Head of AI
Eugene Valuiskis
Head of Product and Development
Marley Mehring
Community Manager and Content
Simon Elder
Travel Partners and Business Development
Dmitrii Kuksenko
Brand, Socials and in-house marketing
Luba Kudin
Director of Business Operations

## Our mission

Creating meaningful **human connections** in today's digital and isolated world, through social and travel experiences


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